UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

AMENDMENT NUMBER 4 TO

REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GRANITE CITY FOOD & BREWERY LTD.

(Exact name of registrant as specified in its charter)

Minnesota	41-1883639
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

5402 Parkdale Drive, Suite 101 Minneapolis, Minnesota	55416
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☒

Securities Act registration statement file number to which this form relates:                  (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                                                           Description of Registrant’s Securities to Be Registered.

This registration statement relates to the common stock, par value $0.01 per share, of Granite City Food & Brewery Ltd.  Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share, 9,940,000 shares of undesignated preferred stock, par value $0.01 per share, and 60,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share.  As of December 21, 2005, there were 13,226,526 shares of common stock issued and outstanding.  On November 4, 2004, all of the then outstanding shares of Series A Convertible Preferred Stock were automatically converted into shares of common stock pursuant to the terms of such preferred stock.

All outstanding shares of common stock are fully paid and nonassessable.  The holders of common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors.  Thus, the owners of a majority of the common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors.  Subject to the rights of any future series of preferred stock which may be designated, each share of outstanding common stock is entitled to participate equally in any distribution of net assets made to the shareholders in liquidation, dissolution or winding up of our company and is entitled to participate equally in dividends as and when declared by the board of directors.  There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

At present, no shares of preferred stock are issued and outstanding.  Under governing Minnesota law and our articles of incorporation, no action by our shareholders is necessary, and only action of the board of directors is required, to authorize the issuance of any of the shares of authorized preferred stock.  The board of directors is empowered to establish, and to designate the name of, each class or series of the shares of preferred stock and to set the terms of such shares, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion, voting rights and preferences and other rights.  Accordingly, the board of directors, without shareholder approval, may issue shares of preferred stock with terms, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion, voting rights and preferences and other rights, that could adversely affect the voting power and other rights of holders of the common stock.

The undesignated preferred stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of common stock, to acquire control of our company with a view to effecting a merger, sale or exchange of assets or a similar transaction.  For example, the board of directors could issue such shares as a dividend to holders of common stock or place such shares privately with purchasers who may side with the board of directors in opposing a takeover bid.  The anti-takeover effects of the undesignated preferred stock may deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of the common stock.  We have no current plans to issue preferred stock and we will not issue preferred stock unless such issuance is approved by a majority of our independent, disinterested directors.

Item 2.                                                           Exhibits.

The following exhibits have been filed with the SEC and are incorporated herein by reference:

•                                          Articles of Incorporation of the Registrant, as amended (incorporated by reference to our Quarterly Report on Form 10-QSB, filed on November 13, 2002 (File No. 0-29643)).

•                                          By-laws of the Registrant (incorporated by reference to our Annual Report on Form 10-KSB, filed on March 24, 2005 (File No. 0-29643)).

•                                          Specimen common stock certificate (incorporated by reference to our Current Report on Form 8-K, filed on September 20, 2002 (File No. 0-29643)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: December 22, 2005	GRANITE CITY FOOD & BREWERY LTD.

	By	/s/ Steven J. Wagenheim
Steven J. Wagenheim
President and Chief Executive Officer